EXHIBIT 12
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

           NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION
              Computation of Ratio of Margins to Fixed Charges
                       (Dollar Amounts In Thousands)

         For the Years Ended May 31, 1999, 1998, 1997, 1996 and 1995

                                           1999       1998       1997       1996        1995
Net margins before extraordinary loss   $ 76,439   $ 62,216   $ 54,736    $ 50,621    $ 45,212
Add:  Fixed charges                      664,109    540,535    475,729     426,079     361,338

Margins available for fixed charges     $740,548   $602,751   $530,465    $476,700    $406,550


Fixed charges:
  Interest on all debt (including
  amortization of discount and
  issuance costs)                       $664,109   $540,535   $475,729    $426,079    $361,338

Total fixed charges                     $664,109   $540,535   $475,729    $426,079    $361,338

Ratio of margins to fixed charges           1.12       1.12       1.12        1.12        1.13
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